Exhibit 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31, 2014	Year Ended December 31,
(in thousands)		2013	2012	2011	2010	2009
Fixed charges:
Interest expense	$—	$—	$—	$—	$2	$3
Portion of rental expense which represents interest factor	138	534	532	527	510	489

Total fixed charges before preferred stock dividends pre-tax income requirements	$138	$534	$532	$527	$512	$492
Preferred stock dividends pre-tax income requirements	119	1,115	710	103	—	—

Total combined fixed charges and preferred stock dividends	$257	$1,649	$1242	$630	$512	$492

Earnings available for fixed charges:
Pre-tax (loss) income	$(8,961)	$(18,226)	$(19,240)	$(23,776)	$(17,963)	$7,502
Add: Fixed charges	138	534	532	527	512	492

Total earnings available for fixed charges and preferred stock dividends	$(8,823)	$(17,692)	$(18,708)	$(23,249)	$(17,451)	$7,994

Ratio of earnings to fixed charges and preferred stock dividends	*	*	*	*	*	16.2X

* Deficiency in earnings to cover combined fixed charges and preferred stock dividends.	$(9,080)	$(19,341)	$(19,950)	$(23,879)	$(17,963)	$—

In computing the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings we used the following applicable factors:

*	Total fixed charges are computed as the sum of interest costs and that portion of rental expense that is representative of the interest factor which is one third.
*	Preferred stock dividends pre-tax income requirements consist of the amount of pre-tax earnings required to cover dividends paid on our preferred stock.
*	Total earnings available for fixed charges and preferred stock dividends are computed by determining the sum of income (loss) from continuing operations before income taxes and fixed charges, as defined above.
*	The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing the total earnings available for fixed charges and preferred stock dividends by the total combined fixed charges and preferred stock dividends. If the ratio is less than 1X the deficiency in earnings to cover combined fixed charges and preferred stock dividends is shown on the next line.